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                              November 24, 2020

       Michael Freedman
       Chief Executive Officer
       Lighthouse Life Capital, LLC
       1100 E. Hector Street, Suite 415
       Conshohocken, PA 19428

                                                        Re: Lighthouse Life
Capital, LLC
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted November
12, 2020
                                                            CIK No. 0001824921

       Dear Mr. Freedman:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Offering Statement on Form 1-A submitted on November 12, 2020

       General

   1. We note your response to comment 1 and your revised disclosure clarifying that the
                                                        Bonds automatically
renew at the same interest rate and for the same term, unless redeemed. Please
acknowledge your understanding that each such renewal would
                                                        constitute a new
offering for the purpose of the registration requirements of the Securities
                                                        Act and, as such, must
be either registered or conducted pursuant to an exemption from registration. Further,
please acknowledge that if you use Regulation A for any such renewal offering, such
offering would count against the aggregate dollar limitations in
                                                        Rule 251(a) of
Regulation A.
 Michael Freedman
FirstName
LighthouseLastNameMichael
           Life Capital, LLC Freedman
Comapany 24,
November  NameLighthouse
              2020          Life Capital, LLC
November
Page 2    24, 2020 Page 2
FirstName LastName
Risk Factors
Risks Related to the Bonds and to this Offering, page 10

2. Please add a new risk factor to disclose the material risks to investors arising out of the automatic renewal feature of the Bonds.
Plan of Distribution, page 21

3. Please disclose the automatic renewal feature of the Bonds. In addition, please disclose that any such renewal would constitute a new offering for the purpose of the registration requirements of the Securities Act and, as such, must be either registered or conducted pursuant to an exemption from registration.
Index to Financial Statements, page F-1

4. We note your response to comment 13 regarding your belief that LHL Solutions is your only predecessor, but continue to believe that the combined operations of LHL Solutions and LHL Direct is your predecessor. In this regard, we note that:

                As previously indicated, the definition of predecessor in Rule 405 of Regulation C is very broad.
                It is clear from your financial statements presented in your submission that as a shell company your historical operations are insignificant and that you succeeded to the operations of both LHL Solutions and LHL Direct.
                The fact that both entities are sister companies operated by the same parent is indicative that the combined operations is your predecessor.
                The acquisition of both these sister entities on the same day is also indicative that the combined operations is your predecessor.
                As previously indicated, from your disclosure of combined net loss on page F-6, it is apparent that the net loss for LHL Direct for the year ended September 30, 2019 is significant to your operating results.
                The fact that the vast majority of LHL Direct's historical costs were allocated from its parent is irrelevant given that SAB 1B requires all costs of doing business to be reflected in an entity's financial statements, including those incurred/paid by a parent entity. In addition, we note your response that these allocations are similar in nature to those made to LHL Solutions.
                The fact that LHL Direct has no employees is not determinative. In this regard, we note that LHL Solutions also has no employees.
                The fact that LHL Direct historically has no assets or revenues is not determinative, noting that historically LHL Solutions has limited assets and revenues.
                LHL Direct performed advertising and marketing activities and these activities are integral to any business.

         As such, and given that LHL Solutions and LHL Direct are sister companies, please revise your filing to identify the combined operations of these two entities as your predecessor
 Michael Freedman
Lighthouse Life Capital, LLC
November 24, 2020
Page 3
         company and provide the combined historical financial statements of these two entities in lieu of those provided for LHL Solutions.
Exhibits

5. When you file live on EDGAR, please have your auditors update their consent provided as
         Exhibit 11(a) to the then-current date.
       You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMichael Freedman                           Sincerely,
Comapany NameLighthouse Life Capital, LLC
                                                             Division of
Corporation Finance
November 24, 2020 Page 3                                     Office of Finance
FirstName LastName